BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      June 25,  2003

3.   Press Release

     A news release was issued on June 25,  2003.

4.  Summary of Material Change

Canplats Resources Corporation is pleased to report that following the recent closing of its fully-subscribed, short form offering, drilling will commence in early July on the Geikie property located in the Nipigon Plate area northeast of Thunder Bay, Ontario.

5.  Full Description of Material Changes

      See attached news release dated June 25, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 26th day of June, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

June 25, 2003	TSX Venture Exchange: CPQ

CANPLATS TO START DRILLING AT GEIKIE PROPERTY IN EARLY JULY

Vancouver, B.C. – Canplats Resources Corporation is pleased to report that following the recent closing of its fully-subscribed, short form offering, drilling will commence in early July on the Geikie property located in the Nipigon Plate area northeast of Thunder Bay, Ontario.

The Geikie property hosts several intense airborne magnetic features in association with highly anomalous copper, nickel, gold, platinum and palladium government lake sediment anomalies. Previous work completed by the company includes 620 line-kilometers of airborne geophysical surveys, 35 line-kilometers of ground geophysical and soil surveys and 842 meters of diamond drilling. This data provided the basis for the current exploration program.

This relatively shallow drilling (75 to 200m) that was completed in 2002 intersected the upper phases of an olivine-rich layered ultramafic complex. Computer modeling of the detailed airborne magnetic data defined an elliptical, cone-shaped intrusive with a surface expression measuring three kilometers by four kilometers. The northern edge of the intrusive is in steep contact with underlying Archean basaltic flows. Airborne and ground geophysical studies indicate that a deep-seated conductor may be associated with the northern contact.

The second phase diamond drill program that is about to commence has been designed to test for Voisey’s Bay-type massive nickel-copper-platinum mineralization at the base of the intrusive. A secondary target will be hydrothermally mobilized copper-gold-platinum-palladium mineralization that is structurally controlled in the underlying footwall Archean volcanics. These two targets will be tested with a single 800 to 900m diamond drill hole. The program is scheduled to begin in early July and will take approximately three weeks to complete.

Canplats Resources Corp. (www.canplats.com) is a junior mining company that maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario and has completed geophysics to refine drill targets that are prospective for platinum group mineralization. The company also holds a 100% interest the drill-ready Rodeo epithermal gold prospect in Durango state, Mexico.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat's news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.